November 19, 2024

Claudius Tsang
Chief Executive Officer, Chief Financial Officer and Chairman
A Paradigm Acquisition Corp.
The Sun   s Group Center, 29th Floor
200 Gloucester Road
Wan Chai, Hong Kong

       Re: A Paradigm Acquisition Corp.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted October 23, 2024
           CIK No. 0001956439
Dear Claudius Tsang:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 27, 2023 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 filed October 23,
2024
Cover Page

1. We note the indirect purchase of non-voting interests by the non-voting sponsors investors. Please revise to clarify whether the indirect purchase of private placement warrants by non-voting sponsors investors is conditioned upon their purchase of units in the offering, or vice versa. Also, please revise to disclose the maximum percentage of the offering that could be purchased in the aggregate by the non-voting sponsors investors.
 November 19, 2024
Page 2

Summary
Our Founder's Experience, page 3

2. With respect to the de-SPAC transactions with MultiMetaVerse and NewGenIVF, please revise to disclose additional information regarding the de-SPAC transactions, including the financing needed for the transactions and the level of redemptions. With respect to A SPAC II and III, please revise to highlight any potential target business industry overlap with yours, A SPAC II's original termination date, the new extended termination date, and the amount remaining in the trust account. In addition, revise your disclosure here to discuss the high level of competition you may face in pursuing business combination transaction candidates and also explain that the competition may negatively impact the acquisition terms you are able to negotiate. Initial Business Combination, page 6

3. We note your disclosure that you will obtain an opinion from an independent accounting firm or independent investment banking firm if the target is affiliated with your sponsor, officers, or directors. Please revise your disclosure to clarify, if true, that a target business affiliated with a non-voting sponsor investors would not be considered an affiliated entity.
Sponsor Information, page 14

4. Please revise to clarify, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.
5. We note the disclosure here and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement warrants or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
The Offering, page 20

6. Please revise each subsection where you discuss voting requirements, and elsewhere as appropriate, to clarify the potential impact of non-voting sponsor investors on approving a business combination. In this regard, we note the disclosure on page
       88 that you would not need any additional public shares sold in this offering to be voted in favor of your initial business combination in the event that the non-voting sponsor investors purchase the full amount of units.
 November 19, 2024
Page 3
Anticipated expenses and funding sources, page 32

7.     Please revise this section or include a new section within the Summary under an
       appropriate subsection to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may impact unaffiliated security holders, as required by Item 1602(b)(5) of Regulation S-K.
Comparison of This Offering to Those of Blank Check Companies Subject to Rule
419
Election to remain an investor, page 181

8. We note your disclosure that if shareholder approval is sought for the initial business combination, you expect that a final proxy statement would be mailed to shareholders at least 10 days prior to the shareholder vote. Please revise to reconcile this disclosure with Rule 14a-6, which requires that the proxy statement of a special purpose acquisition company and relating to a de-SPAC transaction must be distributed to security holders no later than the lesser of 20 calendar days prior to the shareholder meeting date or the maximum number of days permitted for disseminating the proxy statement under the applicable laws of the jurisdiction of incorporation or organization.
Principal Shareholders, page 199

9. Please revise the table to include the correct name of the sponsor. Signatures, page II-5

10. Please identify the principal accounting officer or controller. In addition, please revise your signatures to include at least a majority of the board of directors on the effective date, or, if your director nominees will become directors after effectiveness or upon closing, please revise to specifically clarify. See Instructions to Signatures for Form
       S-1.

       Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if
you have questions regarding the financial statements and related matters. Please contact
Ronald (Ron) E. Alper at 202-551-3329 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Jeffrey C. Cohen